Filed by FB Financial Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Southern States Bancshares, Inc.
Commission File No.: 001-40727

The following article, dated as of April 16, 2025, was published in the American Banker, and quoted Christopher T. Holmes, President and CEO of FB Financial Corporation.

FB maintains brisk branch expansion pace in wake of deal
FB Financial in Nashville, Tennessee, has no plans to slow the pace of its organic expansion activity while it also moves to close its recently announced acquisition of the $2.8 billion- asset Southern States Bancshares.
"We don't want that to slow," CEO Chris Holmes said Tuesday on a conference call with analysts. "If anything, we want it to gain momentum."
The $13.1 billion-asset FB put its resolve to grow on display last week, announcing the opening of an office in Asheville, its first location in North Carolina. FB's entry into the Tar Heel State came two months after the company unveiled plans to open a new branch in
Tuscaloosa, Alabama, and a week after striking the $381 million deal to acquire Southern States.
The population of the Asheville metropolitan statistical area recently surpassed 420,000 and continues to rise at a solid clip, according to the U.S. Census Bureau. FB Market President Andy Nadeau described Asheville as an "emerging hub" for small businesses, startups and families.
"Those are the kind of people FB wants to be a trusted partner for," Nadeau told American Banker.
Nadeau, who currently leads a three-banker team, served as Asheville market president for Bank of America before joining FB. He said his plan is to "hit the ground running" and expand across the region.
"We're working on identifying retail banking locations to open in Asheville's core communities," Nadeau said. "Our goal is to be a catalyst and champion future opportunities for the bank to establish its presence in surrounding cities."
The new teams in Asheville and Tuscaloosa extend a yearlong hiring trend that has seen FB add more than three dozen bankers since the start of 2024, according to Piper Sandler analyst Stephen Scouten.
In Tuscaloosa, FB named veteran local banker Chuck Bracknell as its market president. The bank expects to open its first branch in Tuscaloosa, home to the University of Alabama, this summer.

"We're very positive about the opportunities in Tuscaloosa and Asheville," Chief Banking Officer Travis Edmondson said on the conference call.
On Tuesday, FB reported first-quarter net income of $39.4 million, an increase of 40% from the same three-month period in 2024. Loans held for investment totaled $9.8 billion on March 31, up 5% from a year ago. Deposits of $11.2 billion were up 7% year over year.
Net charge-offs increased from the first quarter of 2024, but off a very low base. They totaled $3.3 million, or 0.14% of average loans, for the three months ending March 31.
With a common equity Tier 1 capital ratio of 12.8%, FB has plenty of wherewithal to fund its ambitious growth plans.
Janney Montgomery Scott Director of Research Chris Marinac wrote in a research note that he expects FB to generate "solid [earnings] in the next two quarters" prior to completion of its deal for Southern States.
FB expects to close the transaction by the end of September, with preparations well underway. "Our team has established an integration office, formed key work streams, outlined our timeline and begun collaboration with Southern States counterparts," Holmes said.
Acquiring Southern States would give FB 15 branches across Alabama and Georgia, as well as two Atlanta-area loan production offices.
"Our conviction about this deal is stronger today than at the announcement," Holmes said.
Cautionary Note Regarding Forward Looking Statements
This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Any statements about FB Financial Corporation (“FB Financial”), Southern States Bancshares, Inc. (“Southern States”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are generally identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between FB Financial and Southern States (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.
These forward-looking statements are not historical facts, and are based upon current expectations, estimates, and projections, many of which, by their nature, are inherently uncertain and beyond FB Financial’s or Southern States’ control. In addition to factors previously disclosed in FB Financial’s and Southern States’ reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the risk that the cost savings and any revenue synergies from the proposed Transaction is less than or different from expectations, (2) disruption from the proposed Transaction with customer, supplier, or employee relationships, (3) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement, (4) the failure to obtain necessary regulatory approvals for the Transaction, (5) the failure to obtain the approval of FB Financial and Southern States’ shareholders in connection with the Transaction, (6) the possibility that the costs, fees, expenses, and charges related to the Transaction may be greater than anticipated, including as a result of unexpected or unknown factors, events, or liabilities, (7) the failure of the conditions to the Transaction to be satisfied, (8) the risks related to the integration of the combined businesses, including the risk that the integration will be materially delayed or will be more costly or difficult than expected, (9) the diversion of management time on merger-related issues, (10) the ability of FB Financial to effectively manage the larger and more complex operations of the combined company following the Transaction, (11) the risks associated with FB Financial’s pursuit of future acquisitions, (12) the risk of expansion into new geographic or product markets, (13) reputational risk and the reaction of the parties’ customers to the Transaction, (14) FB Financial’s ability to successfully execute its various business strategies, including its ability to execute on potential acquisition opportunities, (15) the risk of potential litigation or regulatory action related to the Transaction, and (16) general competitive, economic, political, and market conditions.
These factors are not necessarily all of the factors that could cause FB Financial’s, Southern States’ or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm FB Financial’s, Southern States’, or the combined company’s results.
FB Financial and Southern States urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by FB Financial and / or Southern States. As a result of these and other matters, including changes in facts, assumptions not being realized or other factors, the actual results relating to the subject matter of any forward-looking statement may differ materially from the anticipated results expressed or implied in that forward-looking statement. Any forward-looking statement made in this communication or made by FB Financial or Southern States in any report, filing, document or information incorporated by reference in this communication, speaks only as of the date on which it is made. FB Financial and Southern States undertake no obligation to update any such forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. FB Financial and Southern States believe that these assumptions or bases have been chosen in good faith and that they are reasonable. However, FB Financial and Southern States caution you that assumptions as to future occurrences or results almost always vary from actual future occurrences or results, and the differences between assumptions and actual occurrences and results can be material. Therefore, FB Financial and Southern States caution you not to place undue reliance on the forward-looking statements contained in this filing or incorporated by reference herein.
If FB Financial or Southern States update one or more forward-looking statements, no inference should be drawn that FB Financial or Southern States will make additional updates with respect to those or other forward-looking statements. Further information regarding FB Financial, Southern States and factors which could affect the forward-looking statements contained herein can be found in FB Financial's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001649749/000164974925000035/fbk-20241231.htm) and its other filings with the SEC, and in Southern States' Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001689731/0001628280 25012878/ssbk-20241231.htm) and its other filings with the SEC.
Important Information About the Transactions and Where to Find It
This communication does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities or a solicitation of any vote or approval. In connection with the Transaction, FB Financial will file with the SEC a Registration Statement on Form S-4 to register the shares of FB Financial capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of FB Financial and Southern States that also constitutes a prospectus of FB Financial. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of FB Financial and Southern States seeking their approval of the Transaction and other related matters.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE

THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING FB FINANCIAL, SOUTHERN STATES, THE TRANSACTION AND RELATED MATTERS.
Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by FB Financial or Southern States through the website maintained by the SEC at https://www.sec.gov or from FB Financial at its website, https://investors.firstbankonline.com, or from Southern States at its website, https://ir.southernstatesbank.net. Documents filed with the SEC by FB Financial will be available free of charge by accessing the “SEC Filings” tab of FB Financial’s website at https://investors.firstbankonline.com, or alternatively by directing a request by mail to FB Financial’s Corporate Secretary, 1221 Broadway, Suite 1300, Nashville, Tennessee 37203, and documents filed with the SEC by Southern States will be available free of charge by accessing Southern States’ website at https://ir.southernstatesbank.net under the “SEC Filings” tab or, alternatively, by directing a request by mail to Southern States’ Corporate Secretary, 615 Quintard Ave., Anniston, Alabama, 36201.
Participants in the Solicitation
FB Financial, Southern States, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FB Financial and Southern States shareholders in connection with the proposed merger under the rules of the SEC. Information about the interests of the directors and executive officers of FB Financial and Southern States and other persons who may be deemed to be participants in the solicitation of shareholders of FB Financial and Southern States in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC.
Information about the directors and executive officers of FB Financial and their ownership of FB Financial common stock may also be found in the definitive proxy statement for FB Financial’s 2025 annual meeting of shareholders (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001649749/0001649749 25000102/fbk-20250407.htm), filed with the SEC by FB Financial on March 28, 2025, and other documents subsequently filed by FB Financial with the SEC. To the extent holdings of FB Financial common stock by the directors and executive officers of FB Financial have changed from the amounts of FB Financial common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.
Information about the directors and executive officers of Southern States and their ownership of Southern States common stock may be found in the definitive proxy statement for Southern States’ 2024 annual meeting of shareholders (available at https://www.sec.gov/Archives/edgar/data/1689731/00016282802 4012666/a2024proxy-def14a.htm), filed with the SEC by Southern States on March 22, 2024, and other documents subsequently filed by Southern States with the SEC. To the extent holdings of Southern States common stock by the directors and executive officers of Southern States have changed from the amounts of Southern States common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.